Exhibit 6
HIGHLAND CAPITAL MANAGEMENT, L.P.
1300 Two Galleria Tower
13455 Noel Road, LB 45
Dallas, Texas 75240
September 29, 2005
Christopher Downie
Chief Operating Officer
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, Illinois 60069
Mr. Downie:
As you are aware, Highland Capital Management, L.P. and certain of its affiliates (collectively, “Highland”) beneficially own approximately 14% of the outstanding Common Stock of Motient Corporation (“Motient”). We have reviewed Motient’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2005, which included as an exhibit a press release announcing that Motient had executed a non-binding letter of intent in connection with a proposed transaction “to consolidate the ownership of Mobile Satellite Ventures LP (“MSV”) and TerreStar Networks Inc. (“TerreStar”) within Motient.” The stated purpose of this transaction is to “simplify the ownership and governance of each of MSV and TerreStar, better enabling each of them to pursue more effectively their deployment of separate hybrid satellite and terrestrial based communications networks . . .”
As a large stockholder and plaintiff in pending proceedings against members of Motient’s current Board of Directors and advisors, we are deeply concerned about this proposal, which we believe effectively results in Motient selling a majority interest in itself to MSV. We suspect this transaction only furthers current management’s scheme to undercut the value of Motient to its current stockholders and to line the pockets of certain insiders and fiduciaries through transactions that are not arm’s length and that involve conflicts of interest, self-dealing and breaches of fiduciary duties.
We also are concerned that the current management announced the transaction without the requisite consideration and deliberation by Motient’s full Board of Directors. The press release does not indicate that this transaction was approved by the full Board of Directors in a meeting where the Board was fully informed about the transaction and its effect on stockholders. We can only ask: Why? We believe it would be inappropriate to announce such a transaction without a Board meeting where the Board is fully briefed on the transaction, its effects and its real purpose. Moreover, the Form 8-K and press release are silent on what steps, if any, existing management has taken to ensure that the suspected conflicts of interest, self-dealing and breaches of fiduciary duty have not influenced this proposed transaction.
In any event, using the sketchy terms outlined in the Form 8-K and press release, it is evident that the proposed transaction is a bad deal for Motient and its stockholders. The proposed deal impliedly values the combined L-Band at approximately $2.7 billion (or approximately $0.40 MHz POP, according to industry publications) and the combined S-Band at approximately $0.5 billion (or approximately $0.22 MHz POP, according to industry publications). We believe, however, that based upon our review of market comparables and industry data the valuation above significantly overvalues the L-Band and significantly undervalues the S-Band. Given that Motient currently owns approximately 61% of the S-Band and approximately 49% of the L-Band, we believe that the inaccurate valuation described above will result in dramatically skewed exchange ratios among the parties in the proposed transaction. Specifically, we believe that the excess Motient shares provided to MSV stockholders in the proposed transaction will materially and irreparably dilute existing Motient stockholders and, at the same time, transfer hundreds of millions of dollars in value and potential appreciation to MSV stockholders. Moreover, the proposed issuance of approximately 93 million shares of Motient Common Stock represents a greater number of shares than are currently outstanding (approximately 71 million shares), and thus effectively results in a sale of a majority interest of the company at a disadvantageous price to Motient’s existing stockholders.
Be advised that Highland has retained a valuation firm that recently testified before Congress regarding the value of spectrum. Their preliminary analysis indicates that the L-Band is a less valuable spectrum than the S-Band because of potential interference and other technical considerations. Thus, if the S-Band and L-Band were properly valued and the exchange ratios were set accordingly, following the transaction, we believe that current Motient stockholders, not MSV stockholders, would obtain control of the combined companies because of their current large ownership position in the S-Band. Instead, current Motient stockholders would own approximately 43% or less of the combined entities. We believe that such a transaction could not be in the best interests of existing Motient stockholders.
In addition, the 8-K raises the following questions:
–	Why is Motient willing to give up majority control of the S-Band, which is its most valuable and liquid asset, at a low valuation in a transaction in which it will become a minority stockholder in a new company that it will not control? This is even stranger given that the Form 8-K and press release state that the new company intends to then spin-off the S-Band assets to Motient stockholders. The net of the proposal will be that before the proposed transaction, Motient stockholders would own approximately 61% of the S-Band; after the deal, they will own approximately 43% or less of the S-Band, which interest would then be spun off to Motient stockholders.

–	Why is Motient willing to pay a premium to MSV for the L-Band when MSV has no audited financials and no access to the public markets other than through Motient? Does the fact that Jared Abbruzzese and Gerald Kittner are directors of MSV’s general partner play any role in this decision? Is this another conflict of interest? Both Abbruzzese and

Kittner are defendants in Highland’s lawsuit filed on behalf of Motient that accuses them of prior conflicts of interest, self-dealing and breaches of fiduciary duty. Is this more of the same?
–	Why doesn’t Motient explore a transaction that truly does simplify the ownership structure of the L-Band and S-Band (its supposed purpose), such as selling the L-Band to MSV at the value implied by the proposed deal and buying the minority S-Band interests at the implied value?
Motient’s Board of Directors must address these issues before a definitive agreement is reached. False rumors, innuendos and attacks on Highland aside, please keep in mind that we continue to be Motient’s largest stockholder and we do not have a conflict of interest in the transaction or a separate financial interest in CTA, Tejas or MSV (unlike other management members and insiders). We also are not tainted by loyalty to the Singers. We simply seek to protect the rights of all Motient stockholders in the face of a proposed transaction that is not clearly described and that is being dictated by management and advisors with a checkered track record, as detailed in our previous suit.
We will, in the best interests of all stockholders, continue to oppose actions that we believe are improper or involve conflicts of interest, self-dealing or breaches of fiduciary duties. We ask that you change course and recognize your responsibilities to all stockholders. If you continue to act in a manner inconsistent with the best interests of Motient’s stockholders, we will continue our quest to pursue all available remedies and to thwart these improper activities at every turn.
Sincerely,
Highland Capital Management, L.P.
By: Strand Advisors, Inc., its general partner

By:	/s/ Patrick H. Daugherty
Patrick H. Daugherty
Secretary

cc:     Board of Directors of Motient Corporation